Quintalinux Signs LOI for Approximately $10 Million
                          to Perform Century Plaza Work


HONG KONG - February 25, 2002 -- Quintalinux Limited (Nasdaq NM: QLNX), today announced the execution of a letter of intent with Shanghai Xi Meng Investment & Management Co., Limited for Quintalinux to be awarded the design and fit out work for the 2002 Century Avenue phase of the Century Plaza project in the Pudong area of Shanghai, China. The contract, to be performed by Quintalinux subsidiaries, Interact (China) Design & Contracting Co., Ltd, and IB Solutions Ltd covers project management of interior design and fit out as well as MIS and telecommunications installation. The contract sum for this 430,000 square feet project amounts to RMB 80 million (approximately US $10 million).The project duration is expected to be 8 months.

In announcing this project, Mr Chu Tat, Chairman of Quintalinux said, "This is a significant achievement for the Company. The Century Plaza project is one of the most important commercial developments in Shanghai, the fastest growing city in the world. As the chosen location for the recently completed APEC conference, the development is not only a showcase for China's rapidly developing technology but for the Company as well. 2002 Century Avenue will be an example of `intelligent buildings' that will cement Shanghai's place as the Asian city of the new millennium."

Mr. Chu Tat added, "Following the positive earnings recently announced for our third fiscal quarter ended December 31, 2001, as well as a healthy pipeline of new business, this trend should continue for the near future. The anticipated results would represent a sharp reversal from the $5.9 million loss incurred last year. The result for the third fiscal quarter ended December 31, 2001 reflects the clear trend towards financial stability we have witnessed over the year."

About Quintalinux
Quintalinux Limited is engaged in the provision of innovative, high technology solutions for intelligent buildings, interior construction, systems design and integration, and Linux development for businesses and enterprises in Hong Kong and the Peoples Republic of China (PRC). By combining contracting experience in interior design and construction with its expertise in information technology and state-of-art systems and products, Quintalinux has become a leader in the intelligent building industry, providing a wide range of international and domestic corporate clients complete, "end-to-end" solutions to meet the region's growing needs for intelligent buildings and related features and capabilities.

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Safe Harbor Provisions
Some statements in this news release may constitute "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from future results or performance expressed or implied by those forward-looking statements.

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